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SEC
it Processed
Section

JUL 30 2019

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____06/01/18____ AND ENDING____05/31/19____
                                                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Kenneth Drive, Suite 100

(No. and Street)

Rochester	NY	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christine Wiley   585-336-6545

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Paul F. Davidson _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Paychex Securities Corporation _____ , as

of May 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

ROBIN REININGER
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION #01RE6005721
QUALIFIED IN ONTARIO COUNTY
MY COMMISSION EXPIRES APRIL 20, 20 22

_____
Signature

President _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Paychex Securities Corporation:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Paychex Securities Corporation (the "Company") as of May 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

July 29, 2019

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017,
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Paychex Securities Corporation
Statement of Financial Condition
May 31, 2019

(in thousands, except share amounts)

Assets

Cash	$	39,570
Cash segregated under Federal and other regulations		10
Service fee receivable		4,919
Prepaid FINRA fees		244
Total assets	$	44,743

Liabilities and Stockholder's Equity
Liabilities

Accrued income taxes payable to Paychex	$	22,457
Total liabilities	$	22,457

Stockholder's Equity

Common stock, no par value - authorized 200 shares; 10 shares issued and outstanding at May 31, 2019		-
Additional paid-in capital		120
Retained earnings		22,166
Total stockholder's equity		22,286
Total liabilities and stockholder's equity	$	44,743

The accompanying notes are an integral part of this statement of financial condition.

Paychex Securities Corporation
Notes to Statement of Financial Condition
May 31, 2019

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the Company) is a wholly owned subsidiary of Paychex Holdings LLC (the Parent) effective June 1, 2018. The Parent is a wholly owned subsidiary of Paychex, Inc. (Paychex). The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission (SEC) to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of Paychex. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company processes transactions with investment partners for Paychex and calculates a dividend to be paid to Paychex on a quarterly basis.

Basis of Presentation
The Statement of Financial Condition has been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP). The financial statements are presented in U.S. dollars.

Subsequent Events
The Company has evaluated subsequent events for potential recognition and/or disclosure through July 29, 2019, the date of issuance of this Statement of Financial Condition. Subsequent to May 31, 2019, the Company declared and paid a dividend in the amount of $6,791,000 to Paychex.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates. Management makes estimates regarding valuations of accrued service fee receivables and income taxes payable that affect the reported amounts and disclosures in the Company's Statement of Financial Condition.

Concentration and Credit Risk
Financial instruments that potentially subject the Company to credit risk consist principally of cash and service fee receivable. All of the Company's deposited cash is maintained at a large well-capitalized (as defined by their regulators) financial institution. The deposits exceed the amount of any insurance provided. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future. The service fee receivable consists of amounts due from several large investment partners with a past history of collectability.

The Company currently transacts business with several different investment partners. Two of these entities each individually account for over 10% of revenue in the current period. In total, these two entities comprise 80% of the Company's service fee revenue. Individually, these two entities comprise 63% and 17%, respectively, of the Company's service fee revenue. Management believes that this risk is mitigated as there are numerous other entities existing that could assume the level of business required should one of these investment partners no longer transact with the Company.

Fair Value

The carrying value recorded in the Statement of Financial Condition for cash and service fee receivable approximates fair value because of the short maturities or payment terms of these instruments.

Income Taxes

The Company is included in a consolidated U.S. federal income tax return, and various combined state income tax returns, of Paychex. The Company's allocated share of both federal and state income tax expense of the consolidated group is based on its proportional share of taxable income, but excludes any allocation of tax expense related to uncertain tax positions that do not specifically relate to the Company.

The Company's policy is to recognize interest and penalties accrued on tax positions as a component of income taxes.

Note B. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $250,000, whichever is greater. As of May 31, 2019, the Company had net capital of $17,123,000, which was $15,626,000 in excess of its required capital.

The Company is also subject to the SEC Customer Protection Rule (Rule 15c3-3). This rule requires that the Company hold customer securities in a good control location; determine the quantity of fully paid for securities in its possession or control, and those not in its possession or control; and that the Company segregates cash, for excess of customers' total credits over total debits at all times in a special reserve bank account for the exclusive benefit of customers (Reserve Account) separate from any other bank account of the Company. This Reserve Account must contain an amount not less than the amount computed as required by the rule. As of May 31, 2019 the required amount to be on deposit in the Reserve Account was $351. At May 31, 2019 the Company's Reserve Account balance was $10,000 which was in excess of the reserve required. The Reserve Account is included on the Company's Statement of Financial Condition as cash segregated under Federal and other regulations.

Note C. Related Party Transactions

The Company has an expense-sharing agreement with Paychex whereby all expenses of the Company, except FINRA fees and license expenses and income tax expense, are incurred by Paychex on the Company's behalf. Paychex does not intend to reapportion any of these expenses back to the Company. As a result, these expenses are not reflected in the Company's Statement of Financial Condition for the year ended May 31, 2019 (fiscal 2019). Under this expense-sharing agreement, management fee expenses including various expenses related to payroll, payroll taxes, fringe benefits, facilities, and other operating and administrative expenses, were incurred by Paychex on the Company's behalf for fiscal 2019.





Report of Independent Registered Public Accounting Firm

To the Board of Directors of Paychex Securities Corporation

We have examined Paychex Securities Corporation's (the "Company") assertions, included in the accompanying Paychex Securities Corporation's Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended May 31, 2019 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of May 31, 2019 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of May 31, 2019, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended May 31, 2019, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of May 31, 2019, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of May 31, 2019 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Paychex Securities Corporation's compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017.
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



pwc

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Paychex Securities Corporation's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

July 29, 2019

Paychex Securities Corporation's Compliance Report

Paychex Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended May 31, 2019;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended May 31, 2019;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended May 31, 2019; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Paychex Securities Corporation

I, Paul F. Davidson, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: _____

Title: President

July 29, 2019